SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 1, 2019

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

RA'ANANA, Israel – July 1, 2019 - MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (“TEM”) and enterprise mobility management (“EMM”) solutions, announced today that following discussions held by the Company’s Compensation Committee and Board of Directors and Mr. Roy Hess, the Company’s CEO, the Company and Mr. Hess agreed that effective July 1, 2019 Mr. Hess will devote  50% of his time to the affairs of the Company.

This reduction is in line with the Company’s ongoing efforts to control and reduce expenses and manage its cash reserves. The Company’s Compensation Committee and Board of Directors noted that they believe the Company’s operations will not be affected by this change and that the savings involved will benefitthe the Company.

About MTS
Mer Telemanagement Solutions Ltd. (“MTS”) is focused on innovative products and services for enterprises in the area of telecom expense management (“TEM”) and Call Accounting. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

 Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contact:

Ofira Bar
CFO
Tel: +972-9-7777-540

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)

By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer

Date:  July 1, 2019